SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n.º 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-Held Company

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 20, 2008

1. DATE, TIME AND VENUE: on October 20th, 2008, at 9:30 a.m., at the principal place of business of Vivo Participações S.A. (“Company”), at Avenida Roque Petroni Júnior, no. 1.464, 6th floor, Morumbi, São Paulo - SP, in accordance with the call notice as provided in the Company’s Bylaws.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman; José Teotonio da Silva – Secretary.

3. ATTENDANCE: all members of the Company’s Board of Directors subscribing these minutes were in attendance and therefore the necessary quorum to convene the meeting in accordance with the Company’s Bylaws was met.

4. AGENDA:

(i) amendment to the yield of the commercial papers of the Company’s 5th (fifth) issuance, as approved by the Company’s Board of Directors in the extraordinary meeting held on September 29th, 2008, which minutes were filed before the São Paulo Board of Trade (Junta Comercial do Estado de São Paulo – JUCESP) on October 2nd, 2008, under the registry no. 331.380/08-0 and published in “Gazeta Mercantil” and “Diário Oficial do Estado de São Paulo” on October 7th, 2008 (“Yield”, “Commercial Papers” and “Extraordinary Meeting”, respectively);

(ii) amendment to the procedures applicable in case of early redemption of the Commercial Papers, as well as to the percentage and payment conditions regarding the call premium due by the Company, according to the provisions of the Extraordinary Meeting (“Call Premium”);

(iii) amendment to the term and maturity of the Commercial Papers; and

(iv) ratification of the other resolutions approved in the Extraordinary Meeting.

5. RESOLUTIONS: after discussion, the members of the Board of Directors resolved, unanimously and without any restrictions:

(i) to amend the Yield to comprise an interest corresponding to 115% (one hundred and fifteen percent) of the average daily rates of one day DI - Interfinancial Deposits, Extra Group, expressed as an annual percentage, on the basis of 252 (two hundred and fifty two) business days, calculated and informed by CETIP on the Daily Informative (Informativo Diário) available on its internet page (http://www.cetip.com.br).

(ii) to amend the procedures applicable in case of early redemptions of the Commercial Papers, as well as the percentage and conditions of payment of the Call Premium due by the Company, as approved by the Extraordinary Meeting, in order to establish that the Commercial Papers may be early redeemed by the Company according to the following procedures:

(i) the Company may early redeem the Commercial Papers as from the 31st (thirty first) day from the Issuance Date, upon notice addressed to each holder of Commercial Papers sent at least 10 (ten) business days in advance from the early redemption date, which shall set forth the date, place and procedure of execution of the early redemption;

(ii) the early redemption, in whole or in part, shall be executed upon the payment of the Commercial Papers’ Par Value plus the Yield, calculated pro rata temporis from the Issuance Date until the date of actual redemption, and call premium equivalent to 0.15% (point fifteen per cent) (“Call Premium”); and

(iii) in the event of partial early redemption, the redemption shall be executed through drawing by lots, based on the number of each Commercial Paper, under the terms of Article 7th, paragraph four, of CVM Instruction no. 134, with observation to the proportion between the holders of the Commercial Papers. The Company shall not be obligated to pay the Call Premium in case the early redemption referred above is executed by the Company upon financial resources gathered from the holders of the Commercial Papers, its controlling companies, controlled companies or affiliates, as applicable.

(iii) to amend the term and maturity of the Commercial Papers in order to establish that the Commercial Papers shall be in force for 180 (one hundred and eighty) days from their respective issuance date, when the Company shall be obliged to redeem the outstanding Commercial Papers upon the payment of their par value plus the Yield; and

(iv) to ratify the other resolutions approved in the Extraordinary Meeting.

With no further matters to be discussed, the meeting was concluded. These minutes were prepared and, after revised and unanimously approved by the Directors, duly executed by the members of the Board of Directors and Secretary.

Signatures: Luis Miguel Gilpérez López –Chairman of the Board of Directors , Shakhaf Wine - Vice- Chairman of the Board of Directors, Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine), Ignácio Aller Mallo (represented by Luis Miguel Gilpérez López), Félix Pablo Ivorra Cano, Luiz Kaufmann, Rui Manuel de Medeiros D’Espiney Patrício, José Guimarães Monforte, Antonio Gonçalves de Oliveira – members of the Board of Directors and José Teotonio da Silva - Secretary.

I certify that the present document is a conformed copy of the minutes of the Extraordinary Meeting of the Board of Directors, held on October 20th, 2008 and drew up in the respective attendance book.

José Teotonio da Silva
Secretary – OAB/RJ no. 93.101

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.